ANNUAL
REPORT
2006

To The Stockholders of Synergx Systems Inc.

Enclosed you will find our Annual Report for the Fiscal Year ended September 30, 2006 and the proxy materials related to our upcoming Annual Meeting of Stockholders.

During 2006 we completed our strategic and operational restructuring to focus our business on being the most diversified low voltage systems integration firm in Metropolitan New York.  To that end:

● We sold our Texas operation resulting in improved liquidity and a gain on sale of assets of $200,000.

● We completed the overhaul and re-launch of our Transit Group with new hires including a new Vice President of Transit.  The seeds we planted during the year have borne fruit as we have booked in excess of $7 million of new transit work since the end of December and are actively bidding many more projects.  We are continuing to expand this group and intend to launch new product offerings during 2007.

● Continued the successful development of our marketing expertise to infrastructure and logistics facilities including projects at airports, train stations and ship terminals.

● We have completely reorganized our approach to our traditional life safety business by designating distinct personnel to market and sell to new customers and projects, while re-allocating other personnel to maximize our customer service to and revenues from our existing building base.

● We continue to increase our quotation and booking activity across our various marketing groups with projects ranging from a fire and security installation for an international media company, to a audio-visual system for a recording studio, to a full renovation/replacement of a fire detection system at a major mid-town office building.

● We have completed development of a significant design, technical and mechanical upgrade to our proprietary COMTRAK Life Safety system, which is now being submitted for approvals.

● We wrote-down the value of our investment in Secure 724 although we continue to explore the sale of that investment and/or other means to exploit our investment.

We would like to thank Mitch Sanders and Gary Oreman for their service as Directors this past year. They have decided not to stand for re-election for the upcoming year. As you will note from the enclosed proxy materials we are proposing two new nominees for election at the upcoming Annual Meeting, Peter Barotz and Orhan Sadik-Kahn who will, if elected, bring tremendous experience to our Board of Directors.

On behalf of the Board of Directors, I invite each of you to attend our Annual meeting of Stockholders at 11 am on March 28, 2007 at the offices of our attorneys Dolgenos Newman & Cronin LLP, 271 Madison Avenue, 12th Floor, New York, NY. I thank you for your continuing support of Synergx.

       Daniel S. Tamkin
       Chairman and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company has a $3 million revolving credit facility with TD Banknorth, N.A. (formerly, Hudson United Bank) (the “Credit Facility”). This credit facility has an annual interest rate of prime plus ¼% and was to expire in June 2007. On December 26, 2006, the credit facility was extended to expire in January 2008. Advances under the Credit Facility are measured against a borrowing base calculated on eligible receivables and inventory. The Credit Facility is secured by all assets of the Company and all of its operating subsidiaries.

The Credit Facility includes various covenants, which among other things, impose limitations on declaring or paying dividends, acquisitions and capital expenditures. The Company is also required to maintain certain financial ratios and tangible net worth covenants. At September 30, 2006, the Company was not in default with any of its financial covenants and at such time the full amount of the Credit Facility was available under the borrowing base calculation. At September 30, 2006, $929,000 was owed under the Credit Facility.

Net cash used in continuing operations for the year ended September 30, 2006 amounted to $64,000 as compared to cash being provided by continuing operations of $11,000 for the comparable prior year. The increase in cash being used in operations was primarily due to a $613,000 loss from continuing operations in 2006 which is offset by a $437,000 non-cash impairment charge for the investment in Secure 724 and also a non-cash ($253,000) deferred income taxes (benefit). In contrast, there was a $50,000 operating profit from continuing operations in 2005.

In 2006, there was a net $131,000 cash inflow provided by discontinued operations that resulted from the business being sold in 2006 for $518,000, which funded the decline in business in 2006 of the discontinued operation. In contrast, for 2005 the discontinued operation provided a cash inflow of $407,000 from operations.

In 2006, the net $612,000 cash inflow from the combination of continuing operations and discontinued operations (which includes the $518,000 of proceeds from the sale of the discontinued operation), along with cash on hand was used to purchase $256,000 of capital assets (primarily for a new management information system) and to reduce bank borrowings by $520,000.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

The ratio of the Company’s current assets to current liabilities increased to approximately 3.04 to 1 at September 30, 2006 compared to 3.01 to 1 at September 30, 2005.

RESULTS OF OPERATIONS

Revenues and Gross Profit

For the years ended September 30,
2006                            2005
         (In thousands)
Product Sales	$10,059	$12,358
Subcontract Sales	665	475
Service Revenue	5,101	4,798
Total Revenue	$15,825	$17,631

Product Gross Margin	$2,678	$3,666
Subcontract Gross Margin	127	90
Service Gross Margin	2,363	1,676
Total Gross Margin	$5,168	$5,432

Gross Profit Product %	27%	30%
Gross Profit Subcontractor %	19%	19%
Gross Profit Service %	46%	35%
Total Gross Profit %	33%	31%

Revenues

The decrease in product revenues resulted primarily from lower shipments of transit products that reflected a lower level of orders and the timing of releases required by customers. Due to the retirement in December 2005 of key personnel involved in transit work in New York, the Company substantially overhauled the management structure and marketing strategies for transit products. The benefit of the restructuring and marketing strategies has not resulted in shipments during 2006. The Company continues to bid on new orders and has quotations outstanding for several large transit projects. In addition, the Company has put into effect certain cost reduction initiatives with a view towards pricing business aggressively in the New York City metropolitan area.

Subcontract revenue increased during 2006 as the Company was responsible as prime contractor for more electrical installations in 2006 compared to similar projects in 2005.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Service revenues increased 6% during 2006 primarily due to an increase in call-in service on fire alarm systems (replacement parts and service required by buildings) and from an increase in service contract revenue related to new customers and higher fees on renewal of contracts compared to 2005. The service contract base of customers continued to increase in 2006 due to new customers in our New York City and Long Island, New York areas.

Gross Profit

Gross profit margin from product revenues decreased 27% to $2,678,000 due to lower product sales (noted above) and related gross margin. Gross profit margin as a percentage of product revenues was 27% in 2006 compared to 30% in 2005. This decline in gross profit percentage was due to lower sales on which to absorb overhead, which is relatively fixed in nature.

Gross profit margin related to subcontract revenues for 2006 increased in absolute terms as the Company was responsible for a larger amount of electrical installation by third parties (subcontract work).

Gross profit margin from service revenues increased during 2006 due to higher service revenue which resulted from the increases in call-in and service contract revenues noted above. Gross profit margin was also favorably affected by certain reductions in the number of service technicians as the Company reevaluated its customer support staffing level during 2006.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (“S G &A”) increased $395,000 in 2006 over 2005 primarily due to $214,000 of expenses to upgrade the Company sales, marketing, project management and information technology personnel, systems and procedures. These were higher than normal expenses and include $29,000 of additional recruitment fees (total of $104,000 in 2006, and $75,000 in 2005 and $13,000 in 2004), $120,000 of budgeted severance costs; $41,000 of additional computer consulting costs to upgrade the Company’s information technology system, and $24,000 of additional professional fees related to the sale of the discontinued operations in Dallas and employment compliance regarding staff reductions. There was also an increase of $123,000 due to higher sales and marketing personnel expenses which are geared to support higher product revenues. Consequently, S G & A expenses as a percentage of sales increased 5.6% to 34.1% in 2006 due to lower sales volume compared to the relative fixed nature of these costs. The Company will continue to invest in staff to secure and support sales of new products in future years, but management expects S G & A expenses and S G & A as a percentage of sales to decline in 2007.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Income (Loss) Before Tax

The loss before income taxes during 2006 is primarily due to the decrease in gross profit caused by lower product revenues. Partially offsetting the decrease in gross profit from product revenues was an increase in gross profit that resulted from higher service revenues (noted above) and a reduction in service staff. Selling, general and administrative expenses increased $395,000 and remained at a high level geared to support higher product sales. For 2006, the Company recorded a loss of $437,000 on its equity in the operating loss of Secure 724 LP compared to a loss of $76,000 in 2005. The loss in 2006 includes an impairment charge of $377,264 related to the investment in and loans to Secure 724. These investments were deemed to be impaired because of insufficient cash flow, lack of outside funding and slow progress and uncertainty on bringing its product to market. The Company is negotiating to sell its entire interest in Secure 724. However, there can be no assurance that such sale can be made for an amount and terms acceptable to the Company.

Tax Provision

The Company’s current income tax (benefit) provision represents federal, state and local income taxes. Deferred taxes represents the net change in current and noncurrent deferred tax assets and noncurrent deferred tax liability as it related to certain timing differences of book and tax deductions.

Discontinued Operations

On May 31, 2006, the Company’s wholly owned subsidiary, General Sound (Texas) Company (“General Sound”) that operated in Dallas/Ft. Worth, Texas sold its inventory, property, trade name, business and operations to LCR Sound, a Texas company. Under terms of the Asset Purchase Agreement, General Sound received cash proceeds from the buyer of $518,000 for its inventory, property and equipment, and goodwill resulting in a gain of $197,901. The buyer assumed responsibility for the remaining term of the lease for its office and warehouse space. General Sound retained cash and all accounts receivable and remains responsible for all existing liabilities which have substantially been paid as of September 30, 2006.

The operations of General Sound are reported as discontinued for all periods presented in the accompanying Consolidated Financial Statements.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

The results of the discontinued operations for the years ended September 30, 2006 and 2005 are as follows:

	Years ended September 30,
	2006	2005
Sales	$1,398,809	$3,156,761
Cost of Sales	1,113,211	2,013,639
Operating expenses	684,584	1,009,286
Operating (loss) income	$(398,986)	$133,836

Gain on sale of assets	197,901	--

(Loss) income before taxes	$(201,085)	$133,836

Order Position

Synergx’s order position, excluding service was $8.0 million at September 30, 2006 compared to $7.9 million level at September 30, 2005. The order position has been adjusted to exclude the discontinued operations. The Company expects to fulfill a significant portion of its order position over the next twelve months. While quotation activity is brisk, there is no assurance when orders will be received and whether the order position will increase. Due to the fact that some of the Company's products are sold and installed as part of larger construction or mass transit projects, there is typically a delay between the booking of the contract and its revenue realization. The order position from time to time includes, and the Company continues to bid on, projects that include subcontractor labor, (electrical installation performed by others). The Company expects to be active in seeking orders where the Company would act as a prime contractor and responsible for management of the project as well as electrical installation.

Plan of Operations

During fiscal 2007, management intends to continue to focus on its intensified marketing programs and to continue to contain or monitor fixed overhead as well as to reduce variable costs through improved efficiency and productivity. Specifically management is pursuing a strategy of aggressive marketing of products and systems to drive more revenue through established channels of distribution. Management will concentrate on these initiatives with a focus on reducing costs thereby enhancing the Company’s competitiveness which combined with improved sales and marketing techniques should result in increased revenues over time. However, competition remains severe in many of the Company’s product categories. Longer term, management expects increased demand for the Company’s audio-visual, public address, security and other communication products. Recent enhancements to Synergx’s management information systems and methods of approving and monitoring project costs have improved management's ability to pinpoint waste and/or third party (supplier or customer) cost responsibility. Further enhancements in theses areas will be in progress during 2007.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Management will be reviewing inventory levels with a view towards generally reducing inventory levels in 2007. The Company will be assessing the use of third party vendors to procure and manufacture products and to reduce its inventory levels of products distributed to and held for customer service.

Inflation

The impact of inflation on the Company's business operations has not been material in the past. Casey's labor costs are normally controlled by union contracts covering a period of three years and its material costs have remained relatively stable. However, in July of 2005, the Company and its union agreed to a new three year nine month contract that provides for wage/benefits increases of approximately 4% in each year. Under terms of previous union contracts, certain union members, upon passing certain test requirements, began moving up to higher paying categories that have multiple salary steps per year in excess of the 4% contractual level. In addition, the demand for highly skilled professionals has resulted in the need to assess salary levels in order to remain competitive. It is expected that required salary adjustments will exceed normal increases given in the past. The Company will try to mitigate the effect of these increases in labor costs by efficiency initiatives, expense reductions and, if possible, price increases.

Off-Balance Sheet Arrangements

As of September 30, 2006 the Company did not have any off-balance sheet debt nor did it have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant resources or significant components of revenue or expenses.

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors of
Synergx Systems Inc.

We have audited the accompanying consolidated balance sheet of Synergx Systems Inc. and its subsidiaries (the "Company") as of September 30, 2006 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended September 30, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor are we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's control over financial reporting. Accordingly, we express no opinion. An audit also includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Synergx Systems Inc. and its subsidiaries as of September 30, 2006 and the consolidated results of their operations and their cash flows for the years ended September 30, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ MARCUM & KLIEGMAN LLP
New York, NY

December 12, 2006 except for Note 5 which is as of December 26, 2006

 SYNERGX SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

September 30,
2006
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$273,000
Accounts receivable, principally trade, less allowance
for doubtful accounts of $352,685	6,019,000
Inventories, net	2,040,000
Deferred taxes	516,000
Prepaid expenses and other current assets	213,000
Income tax receivable	82,000

TOTAL CURRENT ASSETS	9,143,000

PROPERTY AND EQUIPMENT -at cost, less
accumulated depreciation and amortization of $1,611,000	776,000

OTHER ASSETS	207,000

DEFERRED TAXES	4,000

TOTAL ASSETS	$10,130,000

See accompanying Notes to the Consolidated Financial Statements

 SYNERGX SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

September 30,
2006
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Notes payable - current portion	$27,000
Accounts payable and accrued expenses	2,075,000
Deferred revenue	904,000

TOTAL CURRENT LIABILITIES	3,006,000

Note payable to bank	929,000
Notes payable - less current portion	90,000

TOTAL LIABILITIES	4,025,000

STOCKHOLDERS' EQUITY

Preferred stock, 2,000,000 shares authorized-
none issued and outstanding	--
Common stock, 10,000,000 shares authorized, $.001
par value; issued and outstanding 5,210,950 shares	5,000
Additional Paid in Capital	6,804,000
Accumulated deficit	(704,000)

TOTAL STOCKHOLDERS' EQUITY	6,105,000

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$10,130,000

See accompanying Notes to the Consolidated Financial Statements

SYNERGX SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended September 30,
	2006	2005

Product sales	$10,059,000	$12,358,000
Subcontract sales	665,000	475,000
Service revenue	5,101,000	4,798,000

Total revenues	15,825,000	17,631,000

Cost of product sales	7,381,000	8,692,000
Cost of subcontract sales	538,000	384,000
Cost of service revenue	2,738,000	3,122,000
Selling, general and administrative	5,389,000	4,993,000
Depreciation and amortization	178,000	147,000

Total operating expenses	16,224,000	17,338,000

(Loss) income from operations	(399,000)	293,000

Other expenses:
Interest expense	(106,000)	(111,000)
(Loss) on equity investment	(437,000)	(76,000)

Total other expenses	(543,000)	(187,000)

(Loss) income before (benefit) provision for income taxes	(942,000)	106,000

(Benefit) provision for income taxes:
Current	(76,000)	49,000
Deferred	(253,000)	7,000

	(329,000)	56,000

(Loss) income from continuing operations	(613,000)	50,000

Discontinued operations (Note 3):
(Loss) income from discontinued operations	(201,000)	134,000
Deferred income tax (benefit) provision	(69,000)	54,000

(Loss) income from discontinued operations	(132,000)	80,000

Net (loss) income	$(745,000)	$130,000

(Loss) Per Common Share:
Basic (loss) income from continuing operations	($0.12)	$0.01
Basic (loss) income from discontinued operations	($0.02)	$0.02
Basic (loss) income Per Share	($0.14)	$0.03

Diluted (loss) income from continuing operations	$(0.12)	$0.01
Diluted (loss) income from discontinued operations	$(0.02)	$0.02
Diluted (loss) income Per Share	$(0.14)	$0.03

Weighted average number of common shares outstanding-basic	5,206,453	5,171,721

Weighted average number of common and
common shares equivalents outstanding-diluted	5,206,453	5,193,276

See accompanying Notes to the Consolidated Financial Statements

 SYNERGX SYSTEMS INC. and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2006 and 2005

					(ACCUMULATED
	TOTAL			ADDITIONAL	DEFICIT)/
	STOCKHOLDERS'	COMMON STOCK		PAID IN	RETAINED
	EQUITY	SHARES	AMOUNT	CAPITAL	EARNINGS
Balance at September 30, 2004	$6,648,000	5,136,862	$5,000	$6,732,000	$(89,000)

Exercise of employee stock options	28,000	55,256		28,000

Tax benefit of stock option exercise	25,000			25,000

Net Income	130,000				130,000

Balance at September 30, 2005	$6,831,000	5,192,118	$5,000	$6,785,000	$41,000

Exercise of employee stock options	9,000	18,832		9,000

Tax benefit of stock option exercise	10,000			10,000

Net (Loss)	(745,000)				(745,000)
Balance at September 30, 2006	$6,105,000	5,210,950	$5,000	$6,804,000	$(704,000)

See accompanying Notes to the Consolidated Financial Statements.

 SYNERGX SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2006	2005
OPERATING ACTIVITIES
Net (Loss) income from continuing operations	$(613,000)	$50,000
Adjustments to reconcile net (loss) income to net cash
provided by operating activities:
Depreciation and amortization *	193,000	161,000
Deferred tax (benefit)	(253,000)	32,000
Loss on equity investment	437,000	76,000
Changes in operating assets and liabilities:
Accounts receivable, net	290,000	(884,000)
Inventories	167,000	255,000
Prepaid expenses and other current assets	43,000	(9,000)
Income Tax Receivable	(82,000)
Other assets	24,000	(27,000)
Accounts payable and accrued expenses	(464,000)	275,000
Deferred revenue	194,000	82,000

Net cash (used in) provided by continuing operations	(64,000)	11,000
Net cash provided by operating activities of discontinued operation	158,000	407,000

NET CASH PROVIDED BY OPERATING ACTIVITIES	94,000	418,000

INVESTING ACTIVITIES
Restricted cash		(51,000)
Purchases of property and equipment	(256,000)	(280,000)

Net cash (used in) continuing operations	(256,000)	(331,000)
Net cash (used in) provided by investing activies of discontinued operations	518,000	(8,000)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	262,000	(339,000)

FINANCING ACTIVITIES
Principal payments on notes payable	(11,000)	(8,000)
Payments and proceeds from note payable bank - net	(520,000)	(466,000)
Proceeds from exercise of stock options and warrants	9,000	28,000

Net cash (used in) continuing operations	(522,000)	(446,000)
Net cash (used in) financing activites of discontinued operations	(27,000)	(21,000)

NET CASH (USED IN) FINANCING ACTIVITIES	(549,000)	(467,000)

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(193,000)	(388,000)

Cash and cash equivalents at beginning of the year	466,000	854,000

Cash and cash equivalents at end of the year	$273,000	$466,000

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for:
Income taxes	$48,000	$7,000
Interest	$105,000	$89,000

NON-CASH INVESTING AND FINANCING ACTIVITIES
Included in the year ended September 30, 2006, was the purchase of equipment for $116,000 through financing.

Tax benefit of $10,000 and $25,000 from employees stock options exercise were recorded in the years ended
September 30, 2006 and 2005, respectively.

* Depreciation of $15,000 and $14,000 is included in cost of product sales for the years ended September 30, 2006 and
2005, respectively.

See accompanying Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business

Synergx Systems Inc. and Subsidiaries (the ”Company”) operates in one industry segment: the design, manufacture, distribution, marketing and service of a variety of data communications products and systems with applications in the fire alarm, life safety, transit, security and communications industry. The Company conducts its business principally in the New York Metropolitan area.

Principles of Consolidation

The consolidated financial statements include the accounts of Synergx Systems Inc. and its subsidiaries, all of which are wholly owned. The principal operating subsidiaries are: Casey Systems Inc. (“Casey”), and Systems Service Technology Corp. (“SST”), and General Sound (Texa) Company (“General Sound”), which was sold in May 2006 and is reflected as a discontinued operation. See Note 3 Discontinued Operations. In addition, the Company has a payroll disbursing subsidiary FT Clearing Inc. and a subsidiary that holds the investment in Secure 724 LP, Comco Technologies Inc. Significant intercompany items and transactions have been eliminated in consolidation.

Reclassification

Certain accounts in the prior period financial statements have be reclassified for comparison purposes to conform to the presentation in the current period financial statements. These classifications have no effect on the previously reported net income.

Revenue Recognition

Product sales include sales of systems, which are similar in nature, that involve fire alarm, life safety and security (CCTV and card access), transit (train station platforms and on board systems) and communication (paging, announcement and audio/visual). Product sales represent sales of products along with the integration of technical services at a fixed price under a contract with an electrical contractor or end user customer (building owner or tenant), or customer agent. Product sales for long term contracts are recognized, using the percentage-of-completion method of accounting. The effects of changes in contract terms are reflected in the accounting period in which they become known. Contract terms provide for billing schedules that differ from revenue recognition and give rise to costs and estimated profits in excess billings, and billings in excess of costs and estimated profits. Costs and estimated profits in excess of billing were $47,000 at September 30, 2006 and have been included in other current assets. Billings in excess of costs and estimated profits were $109,000 at September 30, 2006 and have been included in deferred revenue. Product sales for short term contracts are recognized when the services are preformed or the product has been delivered, which is when title to the product and risk of loss have been substantially transferred to the customer and collection is reasonably assured.

Subcontract sales principally represent revenues related to electrical installation of wiring and piping performed by others for the Company when the Company acts as the prime contractor and sells its products along with electrical installation. Revenue is recognized when these services are preformed at the job site.

Service revenue from separate maintenance contracts is recognized on a straight-line basis over the terms of the respective contract, which is generally one year. The unearned service revenue from these contracts is included in current liabilities as deferred revenue. Non-contract service revenue is recognized when services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. The adequacy of the allowance is determined by management based on a periodic review of the status of the individual accounts receivable.

Inventories

Inventories are priced at the lower of cost (first-in, first-out) or market and consist primarily of raw materials and at September 30, 2006 reflects an inventory allowance of $392,000.

Property and Equipment

Property and equipment are stated at historical cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments.

Depreciation and amortization of machinery and equipment and furniture and fixtures are provided primarily by the straight-line method over their estimated useful lives. The Company depreciates machinery and equipment over periods of 3 to 10 years and amortizes leasehold improvements and assets acquired under capitalized leases utilizing the straight-line method over the life of the lease or the economic useful life, whichever is shorter.

Other Assets

Other assets consist of security deposits of $48,000, goodwill related to the acquisition of Casey Systems of approximately $34,000, and restricted cash on deposit with the Company’s bank of $125,000.

The Company does not amortize goodwill but evaluates whether the carrying value of goodwill has become impaired. This evaluation is performed on annual basis each fiscal year end. The Company has determined that there was no impairment of goodwill at September 30, 2006.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the years ended September 30, 2006 and 2005 amounted to $45,000 and $35,000, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs for the years ended September 30, 2006 and 2005 amounted to $114,000 and $121,000, respectively.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, the asset and liability method is used to determine deferred tax assets and liabilities based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

SFAS No. 128 “Earnings Per Share” requires companies to report basic and diluted earnings per share (“EPS”) computations. Basic EPS excludes dilution and is based on the weighted-average common shares outstanding and diluted EPS gives effect to potential dilution of securities that could share in the earnings of the Company. Diluted EPS reflects the assumed issuance of shares with respect to the Company’s employee stock options, non-employee stock options, and warrants.

Cash Equivalents

The Company considers all investments with original maturities of three months or less when purchased to be cash equivalents.

Restricted Cash

In connection with the Credit Facility with its bank, the Company has on deposit $125,000 that is restricted as to use that has been included in other assets.

Concentration of Credit Risk

The Company grants credit to its customers, principally all of which are general or specialized construction contractors, none of which individually constitutes a significant portion of outstanding receivables. The Company does not require collateral to support financial instruments subject to credit risk.

At September 30, 2006, the Company had cash of approximately $92,000, that is in excess of insured amount limitations.

Stock Options and Similar Equity Instruments

The Company adopted the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” for stock options and similar equity instruments (collectively, “Options”) issued to employees; however, the Company will continue to apply the intrinsic value based method of accounting for options issued to employees prescribed by Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issues to Employees,” rather than the fair value based method of accounting prescribed by SFAS No. 123. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

On December 31, 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, to provide an alternative method of transition to SFAS No. 123’s fair value method of accounting for stock based employee compensation. SFAS
No.148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 123 are applicable to all companies with stock based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123, or the intrinsic value method of APB Opinion 25. As required under SFAS No. 148, the following table presents pro forma net income and diluted net earnings per share as if the fair value-based method had been applied to all awards.

	Years Ended September 30,
	2006	2005
Net (Loss) Income	$(745,000)	$130,000
Less: Fair Value of Options issued to employees and directors, net of income tax	(16,000)	(13,000)
Pro Forma Net (loss) Income	$(761,000)	$117,000

Weighted Average Basic Shares	5,206,493	5,171,721

Weighted Average Diluted Shares	5,206,493	5,193,276

Basic Net Income Per Share as Reported	$(.14)	$.03
Basic Pro Forma Net Income per share	$(.15)	$.02

Diluted Net Income Per Share as Reported	$(.14)	$.03
Diluted Pro Forma Net Income per share	$($.15)	$.02

The Black-Scholes option valuation model was used to estimate the fair value of the options granted during the year ended September 30, 2005. There were no options granted to employees during the year ended September 30, 2006. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. The expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the options granted. Principal assumptions used in applying the Black-Scholes model along with the results from the model for the year ended September 30, 2005 were as follows:

Assumptions:
Risk-free interest rate            3.58%
Dividend                      0
Expected life in years            5 years
Expected volatility              84%

2. Property and Equipment

Property and equipment at September 30, 2006 are summarized as follows:

Machinery and equipment		$2,112,000
Furniture and fixtures		164,000
Leasehold improvements		111,000
		2,387,000
Less accumulated depreciation and amortization		1,611,000
	$	$ 776,000

Depreciation and amortization expense related to these assets were $189,000 and $129,000 for the years ended September 30, 2006 and 2005, respectively.

3. DISCONTINUED OPERATIONS

On May 31, 2006, the Company’s wholly owned subsidiary, General Sound (Texas) Company (“General Sound”) that operated in Dallas/Ft. Worth, Texas sold its inventory, property, trade name, business and operations to LCR Sound, a Texas company. The operations of General Sound are reported as discontinued for all periods presented in the Consolidated Financial Statements. Under terms of the asset purchase agreement, General Sound received cash proceeds from the buyer of $518,000 for its inventory ($203,215), property and equipment ($47,744) and goodwill ($69,140) resulting in a gain of $197,901. The buyer assumed responsibility for the remaining term of the lease for its office and warehouse space. General Sound retained cash and all accounts receivable and remains responsible for all existing liabilities, which have substantially been paid as of September 30, 2006.

The results of the discontinued operations for the years ended September 30, 2006 and 2005 are as follows:

Years ended September 30,

	2006	2005
Sales	$1,398,809	$3,156,761
Cost of Sales	1,113,211	2,013,639
Operating expenses	684,584	1,009,286
Operating (loss) income	(398,986)	133,836

Gain on sale of assets	197,901	-

(Loss) income before taxes	$(201,085)	$133,836

4. Investment in Secure 724 L.P.

In May 2003, the Company acquired a 25% equity interest in Secure 724 LP (“Secure 724 LP”), an Ontario limited partnership. The investment in Secure 724 L.P. was valued at $432,500 and the investment is accounted for utilizing the equity method. The underlying equity of this investment on the date of the transaction was approximately $73,000; resulting in goodwill of approximately $360,000. For the years ended September 30, 2006 and 2005, an adjustment to the equity investment of $60,000 and $52,000, respectively was recorded to reflect the Company’s 25% portion of the net loss of Secure 724 LP. The cumulative impact that was recorded for the 25% portion of the net loss from inception amounts to approximately $223,000.

In connection with the initial capital contribution per the partnership agreement, the Company also entered into note agreements and advanced $18,000 to Secure 724 LP in May 2003 and upon reaching milestones advanced $125,089 in August 2003. Additional advances were made to Secure 724 LP in October 2004 of $7,969 in December 2004 of $12,140 and July 2006 of $4,407. These notes receivable bear interest at a rate of 4% per annum and matures in May 2006, August 2006, October 2007, December 2007 and on demand, respectively.

Due to insufficient cash flow, lack of outside financing, and slow progress and uncertainty of bringing its product to market, the 25% equity investment, and loans to Secure 724 were deemed to be impaired at September 30, 2006 and an impairment charge of $377,264 was recorded to fully reserve for recovery of these investments. The Company is negotiating to sell its entire interest in Secure 724. However, there can be no assurance that such sale can be made for an amount and terms acceptable to the Company.

5. Long-Term Debt

The Company has a $3 million revolving credit facility with TD Banknorth (formerly Hudson United Bank) (the “Credit Facility”). The Credit Facility has an annual interest rate of prime plus ¼% on outstanding balances (8.50% at September 30, 2006) and was to expire in June 2007. On December 26, 2006, the credit facility was extended to expire in January 2008. The Credit Facility is secured by all assets of the Company and all of its operating subsidiaries. Advances under this Credit Facility are measured against a borrowing base calculated on eligible accounts receivable and inventories.

At September 30, 2006, the full amount of the Credit Facility was available under the borrowing base calculation and $929,000 was outstanding under this facility.

The Credit Facility includes certain restrictive covenants, which among other things, impose limitations on declaring or paying dividends, acquisitions, and capital expenditures. The Company is also required to maintain certain financial ratios and tangible net worth covenants. At September 30, 2006 the Company was not in default with any of its financial covenants.

Annual maturities of Notes Payable to Bank and Notes and Capital Leases Payable are as follows:

	Note Payable Bank	Other Notes and Capital Leases Payable	Total

2007		$27,000	$27,000
2008	$929,000	23,000	952,000
2009		23,000	23,000
2010		23,000	23,000
2011		21,000	21,000
Total	$929,000	$117,000	$1,046,000

6. Lease Commitments

The Company leases certain office and warehouse space under non cancelable operating leases expiring at various times through 2012 In February 2000, the Company signed a lease for office, manufacturing and warehouse space in Syosset, New York. An additional 700 square feet of space was added to the lease in August 2004. The rental schedule provides for monthly rent of $16,600 during 2006 with 3.3% yearly increases through the expiration of the lease in June 2012. In 2006, the lease was extended on similar terms to expire June 30, 2012.

The Company has a non-cancelable lease for its service center in New York City that became effective August 2002 and runs through December 31, 2009. The lease is for office and warehouse space and provides for yearly rental of $84,000 during the first year plus expenses with yearly escalation of 2% each year thereafter.

The following is a schedule of future minimum payments, by year and in the aggregate, under operating leases with initial or remaining terms of one year or more at September 30, 2006:

Total Operating Leases

2007	$301,000
2008	310,000
2009	344,000
2010	232,000
2011	241,000
2012	186,000
Total minimum lease payments	$1,614,000

Rental expense amounted to $299,000 and $305,000, for 2006 and 2005, respectively.

7. Significant Customers and Suppliers

During fiscal 2006 and 2005, no customer accounted for more than 10% of sales. One supplier accounted for 7% and 10% of the Company’s cost of sales during fiscal 2006 and 2005, respectively.

8. Income Taxes

During the years ended September 30, 2006 and 2005, the Company recorded a tax (benefit)/provision of $(329,000) and $56,000, respectively. A reconciliation of such provision with the amounts computed by applying the statutory federal income tax rate is as follows:
Year Ended September 30,
	2006	2005

Statutory federal income tax rate	34%	34%
Computed expected tax (benefit) from income (loss) from continuing operations before income tax	$(320,000)	$36,000
Increase (decrease)in taxes resulting from:
State and local income tax (benefit), net of Federal income tax	(72,000)	12,000
Nondeductible expenses	3,000	2,000
Other	60,000	6,000
Income tax (benefit) expense	$(329,000)	$56,000

The Company provided $4,000 and $6,000 for state and local franchise and capital taxes for the years ended September 30, 2006 and 2005, respectively. These expenses have been included in selling, general and administrative expenses for each of the years presented.

The Company has recorded a current deferred tax asset and a non current deferred tax asset at September 30, 2006 and a current deferred tax asset and a current deferred tax liability at September 30, 2005. These deferred tax assets and liabilities relate to certain accelerated tax deductions or book provisions to be deducted in future tax returns and utilization of the 2006 net operating loss carryforward. Management anticipates profitable operations to resume at a level that will result in the utilization of the entire deferred tax asset.

The components of deferred tax assets and liabilities at September 30, 2006 consist of the following:

Deferred Tax Assets
Allowance for doubtful accounts	$141,000
Inventory reserve	157,000
Net operating loss carryforward	218,000
Total deferred tax asset	$516,000

Non Current Deferred Tax Asset/Liability
Impairment of equity investment and Notes receivable in Secure 724	150,000
Depreciation and amortization	(146,000)
Total Non Current Deferred Tax Asset/Liability	$4,000

9. Earnings Per Share

The computation of basic earnings per share, diluted earnings per share, weighted shares outstanding, and weighted average shares after potential dilution is as follows:

	Year Ended September 30
Basic EPS Computation	2006	2005

Net (loss) income from continuing operations	$(613,000)	$50,000
Net (loss) income from discontinued operations	(132,000)	80,000
Net (loss) income	$(745,000)	$130,000
Basic EPS Computation
Weighted average outstanding shares	5,206,453	5,171,721
Basic (Loss) Income Per Share from continuing operation	$(.12)	$.01
Basic (Loss) Income Per Share from discontinued operations	( .02)	.02
Basic net (loss) income per basic share	$(.14)	$.03
Diluted EPS Computation
Weighted-average shares-basic	5,206,453	5,171,721
Plus: Incremental shares from assumed conversions
Employee Stock Options*		14,036
Warrants*		7,520
Dilutive common shares		21,555
Adjusted weighted average shares diluted	5,206,453	5,193,276

Diluted (Loss) Income Per Share from continuing operations	$(.12)	$.01
Diluted (Loss) Income per share from discontinued operations	(.02)	.02
Diluted net (loss) income per share	$(.14)	$.03

* All options and warrants were antidilutive in the year ended September 2006.

10. Employee Stock Options and Warrants

In March 2004, the Company and its stockholders adopted a nonqualified stock option plan (“2004 Plan”), which will expire March 10, 2009, except as to options outstanding under a prior 1997 Plan. Under the 2004 Plan, the Board of Directors may grant options to eligible employees at exercise prices not less than 100% of the fair market value of the common shares at the time the options are granted. The number of shares of Common Stock that may be issued shall not exceed an aggregate of up to 10% of the Company’s issued and outstanding shares from time to time. Options vest at a rate of 20% per year commencing one year after date of grant. Issuances under the 2004 Plan are to be reduced by options outstanding under the prior 1997 nonqualified stock option plan.

In February 2005, the Board of Directors approved a grant of 130,000 stock options with a fair market value of $157,094 to certain employees, officers and directors of the Company under the 2004 Plan. The stock options vest ratably over five years and are exercisable at $2.50 per share, which exercise price was above the market price at the time of grant. There were no stock options granted during the year ended September 30, 2006.

Transactions involving stock options are summarized as follows:
Weighted Average
Stock Options                    Exercise Price of
 Outstanding               Options Outstanding
Balance September 30, 2004	75,580	$.50
Options granted	130,000	2.50
Options exercised	(55,256)	.50
Balance September 30, 2005	150,324	$2.23
Options exercised	(18,832)	.50
Options expired	(23,492)	2.37
Balance September 30, 2006	108,000	$2.50

There were 21,600 exercisable options at September 30, 2006 and 20,324 exercisable options at September 30, 2005.
.
During the years ended September 30, 2006 and 2005, employees exercised stock options to purchase 18,832 and 55,256 shares of Common Stock, respectively, for total consideration of $9,000 and $28,000, respectively.

Outstanding and exercisable stock options are as follows:

                                                                                                           Outstanding at                                                   Weighted Average                                                     Exercisable at
                             Exercise Price                                                    September 30, 2005                                                Contractual Life                                                     September 30, 2006
$2.50	108,000	3.5 years	21,600

In May 2003, the Company issued 50,000 warrants in connection with its 25% investment in Secure 724 LP. The warrants expired in May 2005. (See Note 4 - Investment in Secure 724 LP)

Transactions involving non-employee stock warrants are summarized as follows:
                                                                                                                                                                                                                                                               Weighted Average
                                                                                                                                                                                                                               Warrants                   Exercise Price of
                                                                                                                                                                                                                           Outstanding            Warrants Outstanding
Balance September 30, 2004	50,000	$1.15
Warrants expired	(50,000)	$1.15
Balance September 30, 2005	- 0 -
Balance September 30, 2006	- 0 -

11. Contingencies

In the normal course of its operations, the Company has been, or from time to time may be, named in legal actions seeking monetary damages. Management does not expect, based upon consultation with legal counsel, that any item exists that will have a significant impact on the Company’s business or financial condition.

12. Other

Approximately 34% of the Company’s employees are covered by collective bargaining agreements. On July 10, 2005, the union representing hourly employees and the Company ratified a Collective Bargaining Agreement expiring March 9, 2009, providing for an increase in salaries and benefits averaging approximately 4% per year over the life of the contract.

Effective January 1, 1996, the Board of Directors instituted a 401K plan for non-union employees. The plan includes a profit sharing provision at the discretion of the Board of
Directors. There was no profit sharing contribution in 2006 and for 2005 a profit sharing contribution of $41,000 was authorized and charged to expense.

13. Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Values of Financial Instruments,” requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

The carrying amount of cash and cash equivalents, trade receivables and payables, and short-term debt, approximates fair value because of the near term maturities of such obligations. The fair value of long-term debt was determined based on current rates at which the Company could borrow funds with similar remaining maturities, which amount approximates its carrying value.

14 New Accounting Pronouncement

In December 2004, the Financial Accounting Standards Board issued Statement of Accounting Financial Standards (“SFAS”) No. 123R (revised 2004), “Shared-Based Payment,” which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS 123R generally requires that an entity account for such transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB 25, which was permitted under SFAS 123, as originally issued. The revised statement also requires entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. SFAS No. 123R is effective for small business issuers for the first annual reporting period that begins after December 15, 2005. The Company plans to adopt SFAS No. 123R as of October 1, 2006 using the modified prospective transition method. As a result of adopting SFAS 123R the Company will recognize approximately $65,000 of compensation costs that will be expensed over the remaining vesting period.

In July 2006, the Financial Acoounting Standard Board (“FASB”) released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 shall be effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise’s fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company has commenced the process of evaluating the expected effect of FIN 48 on its financial position and results of operations and has not yet determined such effects.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States (“GAAP”), and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. However, for some entities, the application of SFAS 157 will change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application permitted. The Company does not expect SFAS 157 to have a material impact on the Company’s financial position or results of operations.

In September 2006, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”) which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 becomes effective in fiscal 2007. Adoption of SAB 108 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

SYNERGX SYSTEMS INC.
CORPORATE DATA

28

SECURITIES TRADING

Common Stock Nasdaq symbol - SYNX

TRADING RANGES of COMMON STOCK

Common Stock                                                                                         Bid
Quarter Ended                                                                          High                      Low
December 31, 2004                                                                   4.370                    2.490
March 31, 2005                                                                         3.580                    1.440
June 30, 2005                                                                            1.670                     1.000
September 30, 2005                                                                  6.250                     1.240
December 31, 2005                                                                   2.590                     1.680
March 31, 2006                                                                         2.430                     1.580
June 30, 2006                                                                             2.060                    1.250
September 30, 2006 1.860 1.210

The above quotations represent inter-dealer prices, without adjustment for retail mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

RECORD HOLDERS

As of December 12, 2006, there were 252 record holders of Common Stock.

DIVIDENDS

Synergx Systems Inc. has never paid any cash dividends on its Common Stock and the payment of cash dividends is not expected in the foreseeable future. Synergx's loan agreements prevent the payment of dividends. The payment of future dividends will depend on earnings, capital requirements, financial conditions and other factors considered relevant by the Board of Directors.

TRANSFER AGENT OF ALL CLASSES

American Stock Transfer & Trust Company

GENERAL COUNSEL

Dolgenos Newman & Cronin LLP

Annual Report on Form 10-KSB

Synergx Systems Inc.’s Report on Form 10-KSB as filed with the Securities and Exchange Commission on December 28, 2006 (and amended January 29, 2007) will provide additional information about Synergx Systems Inc. A copy of the report is available without charge to Stockholders upon request to:

Corporate Secretary
Synergx Systems Inc.
209 Lafayette Drive
Syosset, New York 11791
(516) 433-4700

INDEPENDENT AUDITORS

Marcum & Kliegman LLP

DIRECTORS AND EXECUTIVE OFFICERS

Daniel S. Tamkin, Chairman of the Board, Chief Executive Officer, General Counsel, President of The Cambridge Towel Corporation

John A. Poserina, Chief Financial Officer, Secretary, Treasurer and Director

Harris Epstein, Director, Audit Committee

J. Ian Dalrymple, Director, Audit Committee

Mark Litwin, Director, Audit Committee

Mitchell J. Sanders*

Gary Oreman*

EXECUTIVE OFFICERS OF KEY SUBSIDIARIES

Albert Koenig, President Casey Systems Inc.

* Not standing for re-election by stockholders